FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following news release was issued on 23 October 2012 by HSBC Bank Oman S.A.O.G., a 51% indirectly owned subsidiary of HSBC Holdings plc.

HSBC BANK OMAN S.A.O.G. RESULTS
Unaudited interim condensed financial results for the nine month period ended 30 September 2012 for HSBC Bank Oman S.A.O.G.

HSBC Bank Oman S.A.O.G
('HSBC Bank Oman') announces that at the Board of Directors (the 'Board') meeting, held on Tuesday, 23 October 2012, the Board approved HSBC Bank Oman's unaudited interim condensed financial results for the nine month period ended 30 September 2012, and also approved the Board of Directors' Report.

· Net interest income was up by 60.0% to RO26.69m (compared with RO16.68m for the same period in 2011).
· Other income improved to RO14.88m (compared with RO9.36m for the same period in 2011).
· Operating expenses rose to RO26.75m (compared with RO13.97m as at 30 September 2011).

·   Loan impairment charges net of recoveries was RO2.29m compared to net recoveries of RO0.64m for the same period in 2011. The increase was mainly due to higher general provisions and the downgrade of some customers to non performing advances.

· HSBC Bank Oman's profit before provisions was up by 22.8% to RO14.82m (RO12.07m for the same period in 2011).
· Net profit for the nine month period ended 30 September 2012 was RO10.57m compared with RO11.03m for the same period in 2011 representing a decrease of 4.2%.

Media enquiries to Leen Al Atassi on +96824762737 or at
leen.al-atassi@hsbc.com

Note to editors:

1. HSBC in the MENA Region
HSBC is the largest and most widely represented international banking organisation in the Middle East and North Africa (MENA), with a presence in 14 countries across the region. HSBC has operations in the United Arab Emirates, Egypt, Qatar, Oman, Bahrain, Kuwait, Jordan, Lebanon, Pakistan, Algeria and the Palestinian Autonomous Area. In Saudi Arabia, HSBC is a 40% shareholder of Saudi British Bank (SABB), and a 49% shareholder of HSBC Saudi Arabia for investment banking in the Kingdom. In Iraq, HSBC holds a majority shareholding in Dar Es Salaam Investment Bank. HSBC also maintains a representative office in Libya.

This presence, the widest reach of any bank in the region, comprises some 273 offices and around 12,000 employees. In the first half of 2012, HSBC in the MENA region made a profit before tax of US$772m.

2. HSBC in Oman
HSBC is the largest international bank operating in the Middle East, and Oman is an important market in the region for HSBC. Oman has one of the most stable political, social and economic environments in the region, with a growing economy supported by a young population and significant investments in infrastructure.

3. HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,900 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and North Africa. With assets of US$2,652bn at 30 June 2012, the HSBC Group is one of the world's largest banking and financial services organisations.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                          By:

                                                                                   Name:   P A Stafford

                                                                                                   Title: Assistant Group Secretary

                                                                                     Date: 25 October 2012